                                              UNITED STATES
                                       SECURITIES AND EXCHANGE COMMISSION
                                                 Washington, D.C. 20549

                                                   FORM N-8F

                                      APPLICATION FOR DEREGISTRATION
                                         PURSUANT TO SECTION 8(f)
                             OF THE INVESTMENT COMPANY ACT OF 1940 ("ACT")
                                         AND RULE 8f-1 THEREUNDER

I. General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[x] Merger

[ ] Liquidation

[ ] Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ] Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund:

       Vestaur Securities Fund

3. Securities and Exchange Commission File No.:

        811-02320

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

      [X] Initial Application             [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                 200 Berkeley Street, Boston, MA 02116

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                 Regina Brown

                  Evergreen Investments, 26th Floor
                  200 Berkeley Street
                  Boston, MA  02116

                  617-210-3687

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR
270.31a-1, .31a-2]:

TRUSTS AGREEMENTS, BYLAWS and MINUTE BOOKS:

Maureen E. Towle, Esq.

Evergreen Investments, 26th Floor

200 Berkeley Street

Boston, MA  02116

617-210-3682

  OTHER FUND RECORDS:

                Kasey Phillips/Jeremy DePalma

Evergreen Investments, 21st Floor

200 Berkeley Street

Boston, MA  02116

617-210-3372 / 617-210-3588

8. Classification of fund (check only one):

[X] Management company;
[ ] Unit investment trust; or
[ ] Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

             [ ] Open-end        [X] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers)
during the last five years, even if the fund’s contracts with those advisers have been terminated:

                Evergreen Investment Management Company, LLC

200 Berkeley Street

Boston, MA  02116

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

                 Not applicable to closed-end funds.

13. If the fund is a unit investment trust (“UIT”) provide:

(a) Depositor’s name(s) and address(es):

(b) Trustee’s name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

       [ ] Yes       [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-______

Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

       [X] Yes       [  ] No

If Yes, state the date on which the board vote took place:    January 13, 2005

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

       [X] Yes       [  ] No

If Yes, state the date on which the shareholder vote took place:    May 11, 2005

If No, explain:

II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or
Liquidation?

       [X] Yes       [ ] No

(a) If Yes, list the date(s) on which the fund made those distributions:

                May 23, 2005

(b) Were the distributions made on the basis of net assets?

       [X] Yes       [ ] No

(c) Were the distributions made pro rata based on share ownership?

       [X] Yes       [ ] No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For
Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only:

Were any distributions to shareholders made in kind?

       [ ] Yes       [ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only:

Has the fund issued senior securities?

       [ ] Yes       [X] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund’s shareholders?

       [X] Yes       [ ] No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?  None.

(b) Describe the relationship of each remaining shareholder to the fund:

The fund's organizational member, Evergreen Investment Management Company, LLC, organized the fund but has not made an investment in the fund.

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

       [ ] Yes       [ X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed?
(See question 18 above)

       [ ] Yes       [X] No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

       [ ] Yes       [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

       [ ] Yes       [X] No

If Yes,

(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:
(i) Legal expenses:

$78,691

(ii) Accounting expenses:

$11,900

(iii) Other expenses (list and identify separately):  $

ADP                                         Mailing and                                $14,412
                                                Services related to
                                                Beneficial Owners
DCI                                           Proxy Printing                            $12,909
Georgeson Shareholder              Proxy Solicitation Fees              $16,468
DTC and EquiServe                    Other                                        $13,000
Total                                                                                         $56,789

(iv) Totalexpenses (sum of lines (i)-(iii) above):

$147,380

(b) How were those expenses allocated?  See response to 22(c) below.

                Page 18 of the proxy stipulated "Whether or not the Merger is consummated, EIMC will pay the expenses incurred by Vestaur Securities Fund in excess of $25,000 (the approximate routine proxy expenses incurred in connection with annual meetings) and Diversified Bond Fund in connection with the Merger (including the cost of any proxy-soliciting agent)."

                At the time of the Merger, Evergreen Investment Management Company LLC ("EIMC") was the investment advisor for Vestaur Securities Fund and the surviving fund, Evergreen Diversified Bond Fund.

(c) Who paid those expenses?

                                                                                Vestaur paid $25,000 of the merger related expenses. EIMC paid the remaining merger-related expenses.

(d) How did the fund pay for unamortized expenses (if any)?

                                                                                There were none.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

       [ ] Yes       [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

       [ ] Yes       [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

       [ ] Yes       [X] No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26. (a) State the name of the fund surviving the Merger:

                                                Evergreen Diversified Bond Fund, a series within Evergreen Fixed Income Trust

(b) State the Investment Company Act file number of the fund surviving the Merger:

                                                811-08415  (This is the file no. for Evergreen Fixed Income Trust.)

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                                811-08415 / 333-122928

                                Form type 485BPOS

                                March 28, 2005

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Vestaur Securities Fund,
(ii) he or she is the Secretary of Vestaur Securities Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

(Signature)

__/s/ Michael H. Koonce, Esq._____
Michael H. Koonce, Esq.